UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant’s Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

NOTICE OF EXTENSION

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH)

UP TO US$ 250,000,000

CLASS No. 7 FIXED RATE NOTES

DUE 2017

This Notice of Extension is being published in relation to the sale of up to US$250,000,000 of Class No. 7 Fixed Rate Global Notes due 2017 (the “Notes”) to be issued by the Distribution and Marketing Company of the North (the “Issuer”) as part of its Global Medium Term Note Program of up to US$600,000,000 outstanding at any time (or the equivalent in other currencies) (the “Program”) and in accordance with the principal terms and conditions, which are part of the Program Prospectus, dated June 29, 2007 (the “Prospectus”) and the Pricing Supplement thereto, dated July 4, 2007 relating to the issuance of debt (the “Pricing Supplement”), summary versions of which were published in the Official Bulletin of the Buenos Aires Stock Exchange (the “BCBA”) dated June 29, 2007 and July 4, 2007, respectively.

With respect to the notice of subscription for the Notes and the notices of extension published in the Official Bulletin of the BCBA dated July 4, 2007 and July 18, 2007, respectively, the Company hereby announces to the investing public that the Purchasers, subject to the approval of the Issuer, have agreed to extend the expiration of the period during which interested subscribers may present non-binding Statements of Intent to subscribe to the Notes (the “Subscription Period”), from July 31, 2007 at 1PM, until November 2, 2007 at 1PM (the “Expiration of the Subscription Period”). The Purchasers, subject to the approval of the Issuer, may, in their sole discretion and taking into consideration the interest rate and/or the offering price and the volume of subscriptions received, postpone or reduce the Subscription Period again, notice of which shall be given in the Official Bulletin of the BCBA and in a leading newspaper having extensive circulation in Argentina. In case of an extension of the Subscription Period, notice shall be published one business day prior to the expiration of the Subscription Period, and in case of a reduction of the Subscription Period, notice shall be published one business day prior to the expected expiration date. The Issuer hereby confirms that it will update the information contained in the Prospectus, if applicable, and will not reduce the Subscription Period until (1) the updating of such information is approved by the National Securities Commission (the “CNV”) and (2) the updated information is published in the Official Bulletin of the BCBA for a period of one day.

With the exception of the extension of the Expiration of the Subscription Period announced in this notice, the remaining terms and conditions of the offering of securities described in the Prospectus and in the Pricing Supplement will remain in effect.

During the Subscription Period, parties interested in subscribing to the Notes shall present Statements of Intent in accordance with instructions in the Pricing Supplement and as indicated by the Purchasers.

Purchasers: (i) Citigroup Global Markets Inc., with offices at 390 Greenwich Street, New York, NY 10013, USA, and Deutsche Bank Securities Inc., with offices at 60 Wall Street, New York, NY 10005, USA, will act as international purchasers (the “International Purchasers”); and (ii) Citicorp Capital Markets S.A., with offices at Florida 183, 5th floor, C1005AAC, City of Buenos Aires, Republic of Argentina, and Deutsche Bank S.A., with offices at Tucumán 1, 13th floor, C1049AAA, City of Buenos Aires, Republic of Argentina, will act as local purchasers (the “Local Purchasers” and together with the International Purchasers, the “Purchasers”).

Secondary Purchaser: Banco de Valores S.A., with offices at Sarmiento 310, C1041AAH, City of Buenos Aires, Republic of Argentina, will act as secondary local purchaser (the “Secondary Local Purchaser”).

For more information please contact the aforementioned offices of the Local Purchasers and/or the offices of the Issuer located at Azopardo 1025, C1107ADQ, City of Buenos Aires, Republic of Argentina.

The public offer has been authorized by Certificates No. 130, dated November 5, 1996; No. 193, dated February 1998; No. 286, dated September 4, 2001; and CNV Resolution No. 15,359, dated March 23, 2006. Said authorization only signifies compliance with the CNV’s reporting requirements. The CNV has not opined with respect to the information contained in the Prospectus and/or the Pricing Supplement. The information included in this notice is partial information that shall be completed with the information contained in the Prospectus dated June 29, 2007 and the Pricing Supplement dated July 4, 2007. It is expressly noted that the Notes are not part of the system of deposit insurance described by Law No. 24,485 or of the structure of deposit rights described by Article 49 of Law No. 21,526 of Financial Entities and its modifications. The Notes are not guaranteed by any class of collateral nor are they guaranteed by any other instrument or by any financial entity.

All defined terms used in this notice shall have the meanings assigned to them in the Pricing Supplement.

Initial International and Local Purchasers	Initial International and Local Purchasers
Secondary Local Purchaser

The date of this Notice of Extension is July 30, 2007

_________________________________

Empresa Distribuidora y Comercializadora Norte S.A.

Jaime Barba

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: July 31, 2007